UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-1)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments

Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934*

(Amendment No. 3)

GOLDLEAF FINANCIAL SOLUTIONS, INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

38144H 10 9

(CUSIP Number)

The Lightyear Fund, L.P.

375 Park Avenue, 11th Floor

New York, New York 10152

(212) 328-0555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 38144H109		Page 2 of 15

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

LIGHTYEAR PBI HOLDINGS, LLC, a Delaware limited liability company. Not required.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCES OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

—
8 SHARED VOTING POWER

18,660,986
9 SOLE DISPOSITIVE POWER

—
10 SHARED DISPOSITIVE POWER

18,660,986

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,660,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.1%
14	TYPE OF REPORTING PERSON*

OO

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

THE LIGHTYEAR FUND, L.P., a Delaware limited partnership. Not required.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCES OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

—
8 SHARED VOTING POWER

18,660,986
9 SOLE DISPOSITIVE POWER

—
10 SHARED DISPOSITIVE POWER

18,660,986

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,660,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.1%
14	TYPE OF REPORTING PERSON*

PN

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

LIGHTYEAR CO-INVEST PARTNERSHIP, L.P., a Delaware limited partnership. Not required.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCES OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

—
8 SHARED VOTING POWER

18,660,986
9 SOLE DISPOSITIVE POWER

—
10 SHARED DISPOSITIVE POWER

18,660,986

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,660,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.1%
14	TYPE OF REPORTING PERSON*

PN

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

LIGHTYEAR FUND GP, LLC, a Delaware limited liability company. Not required.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCES OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

—
8 SHARED VOTING POWER

18,660,986
9 SOLE DISPOSITIVE POWER

—
10 SHARED DISPOSITIVE POWER

18,660,986

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,660,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.1%
14	TYPE OF REPORTING PERSON*

OO

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

MARRON & ASSOCIATES, LLC, a Delaware limited liability company. Not required.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCES OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

—
8 SHARED VOTING POWER

18,660,986
9 SOLE DISPOSITIVE POWER

—
10 SHARED DISPOSITIVE POWER

18,660,986

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,660,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.1%
14	TYPE OF REPORTING PERSON*

OO

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

DONALD B. MARRON, an individual. Not required.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCES OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

—
8 SHARED VOTING POWER

18,660,986
9 SOLE DISPOSITIVE POWER

—
10 SHARED DISPOSITIVE POWER

18,660,986

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,660,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.1%
14	TYPE OF REPORTING PERSON*

IN

This Amendment No. 3 amends and supplements Items 2, 3, 4, 5, 6 and 7 of the initial Schedule 13D jointly filed on January 29, 2004 (the “Initial Schedule 13D”), by (1) Lightyear PBI Holdings, LLC, a Delaware limited liability company (“Holdings”), (2) The Lightyear Fund, L.P., a Delaware limited partnership, (3) Lightyear Co-Invest Partnership, L.P., a Delaware limited partnership, (4) Lightyear Fund GP, LLC, a Delaware limited liability company, (5) Marron & Associates, LLC, a Delaware limited liability company and (6) Mr. Donald B. Marron, an individual (collectively, the “Reporting Persons”), as amended by Amendment No. 1 to the Initial Schedule 13D filed on October 20, 2005, and Amendment No. 2 to the Initial Schedule 13D filed on December 9, 2005 (as so amended, the “Schedule 13D”), each relating to the Common Stock, no par value (the “Common Stock”), of Goldleaf Financial Solutions, Inc., a Tennessee corporation (the “Company”). Unless otherwise indicated, capitalized terms used herein have the definitions given to them in the Schedule 13D.

This Amendment No. 3 is filed pursuant to the Joint Filing Agreement, dated January 27, 2004, attached to the Initial Schedule 13D as Exhibit 99.1, which is incorporated herein by reference.

1. ITEM 2 OF THE SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS:

Item 2. Identity and Background.

The second paragraph of Item 2 is hereby amended and restated as follows:

The manager of Holdings is Mr. Timothy J. Kacani. The present principal occupation of Mr. Kacani is as Chief Financial Officer of Lightyear Capital, LLC. The business address of Mr. Kacani is 375 Park Avenue, 11th Floor, New York, NY 10152. Mr. Kacani is a United States citizen.

In addition, each reference in Item 2 to “51 West 52nd Street, 23rd Floor, New York, New York 10019” is hereby amended and restated to be a reference to “375 Park Avenue, 11th Floor, New York, New York 10152”.

2. ITEM 3 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

Item 3. Source and Amount of Funds or Other Consideration.

As reported in the Company’s Current Report on Form 8-K filed with the SEC on January 26, 2006, on January 23, 2006, Holdings and the Company entered into an Exchange Agreement (the “Exchange Agreement”), pursuant to which Holdings agreed, at the request of the Company, if so determined from time to time by the disinterested directors of the Company, to accept additional shares of Series A Preferred Stock and warrants to purchase shares of Common Stock at an exercise price of $1.32 per share in lieu of the scheduled quarterly cash dividends payable under the Series A Preferred Stock on each of April 1, 2006 (including amounts payable in respect of the deferred January 1, 2006 dividend payment), July 1, 2006, October 1, 2006, and January 1, 2007.

As reported in the Company’s Current Report on Form 8-K filed with the SEC on April 26, 2006, in accordance with the Exchange Agreement, on April 1, 2006, the Company issued to Holdings 1,012.5 shares of Series A Preferred Stock and warrants to purchase 767,046 shares of Common Stock (the “2006 Warrants”). These shares and the 2006 Warrants were issued in lieu of $500,000 in cash dividends that became due on the Series A Preferred Stock on January 1, 2006 and $512,000 in cash dividends that became due on the Series A Preferred Stock on April 1, 2006. The 2006 Warrants expire on January 20, 2014 and are exercisable immediately. Subject to adjustment for stock splits, reorganizations or similar events, or adjustments relating to distributions to all of the holders of the Company’s Common Stock, the exercise price of the 2006 Warrants is $1.32 per share. The payment of the exercise price for the 2006 Warrants may be made, at the option of the holder of the 2006 Warrants, (i) in cash, (ii) by wire transfer payable to the order of the Company, (iii) on a net basis, such that the holder receives that number of shares of common stock that would otherwise be issuable upon the exercise of the 2006 Warrants less that number of shares of Common Stock having a current market price equal to the aggregate exercise price, or (iv) in shares of Series A Preferred Stock having an aggregate liquidation preference equal to the aggregate exercise price of the 2006 Warrants being exercised. The 2006 Warrants have substantially the same terms as the 2005 Warrants except that the 2006 Warrants are exercisable beginning on April 1, 2006.

The description of the Exchange Agreement contained in this Amendment No. 3 is qualified in its entirety by reference to the Exchange Agreement, which is incorporated by reference as Exhibit 99.10 hereto.

3. ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED TO ADD THE FOLLOWING INFORMATION:

Item 4. Purpose of Transaction.

The text of Items 3 and 6 are incorporated herein by reference.

4. ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED TO DELETE PARAGRAPHS (a)-(c) THEREOF IN THEIR ENTIRETY AND TO SUBSTITUTE THE FOLLOWING INFORMATION:

Item 5. Interest in Securities of the Issuer.

(a) – (b) As a result of the issuance of the Warrants, the 2005 Warrants and the 2006 Warrants to Holdings, the Reporting Persons may be deemed to be the beneficial owner of 18,660,986 shares of Common Stock (the “Warrant Shares”). Based upon information contained in the Quarterly Report on Form 10-Q for the period ended March 31, 2006, filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 12, 2006, the Warrant Shares, when issued, would constitute approximately 54.1% of the issued and outstanding shares of Common Stock and approximately 54.1% of the total issued and outstanding shares of the Common Stock, Series A Preferred Stock and the Series B Preferred Stock of the Company, on a combined basis.

As a result of the issuance of the Warrants, the 2005 Warrants and 2006 Warrants to Holdings, each of the Reporting Persons may be deemed to be the beneficial owner of the Warrant Shares. However, until such time as the Warrants, the 2005 Warrants and the 2006

Warrants are exercised for and into the Warrant Shares, the Reporting Persons are not entitled to any rights as a shareholder of the Company as to the Warrant Shares. Each of the Reporting Persons could be deemed to have shared voting or dispositive power over the Warrant Shares owned by Holdings. Each of the Reporting Persons, except for Holdings, however, disclaims beneficial ownership in the Warrant Shares, except to the extent of any pecuniary interest they may have in Holdings.

Except as set forth herein, to the best knowledge of the Reporting Persons, without independent verification, no shares of Common Stock are beneficially owned by any of the persons named in Section 2 hereof.

(c) Except as set forth in this Amendment No.3, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

5. ITEM 6 OF THE SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED TO ADD THE FOLLOWING INFORMATION:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The text of Item 3 is incorporated herein by reference.

Acquisition of Securities; Amendments to Charter Documents

On January 23, 2006, the Company amended and restated its credit agreement with Bank of America, N.A. (“Bank of America”), originally dated January 19, 2004 and amended on December 9, 2005 (as so amended, the “Amended and Restated Credit Agreement”), and further amended on April 15, 2006 and May 3, 2006. As a condition to entering into the Amended and Restated Credit Agreement, Bank of America required the Company to exchange the $10 million aggregate principal amount 10% Senior Subordinated Note due 2010 underlying the Lightyear Loan (the “Note”) for equity. Pursuant to the Exchange Agreement, the Company issued to Holdings 10,000 shares of the Company’s Series C preferred stock, no par value (“Series C Preferred Stock”), at an original issue price of $1,000 per share, in exchange for the Note. The Series C Preferred Stock carries a 10% dividend rate, has no conversion rights and does not have the right to vote together with the holders of the Common Stock.

On January 23, 2006, as required by the Exchange Agreement, the Company filed Designations of Preferences, Limitations, and Relative Rights of Series C Preferred Stock with the Tennessee Secretary of State, a copy of which is attached hereto as Exhibit 99.11. A total of 14,650 shares were designated as Series C Preferred Stock. The Series C Preferred Stock is entitled to receive a dividend of 10% per annum until June 8, 2007, at which time the dividend increases to 12% per annum. Pursuant to the terms of the Series C Preferred Stock, if so determined by the disinterested directors of the Company (together with a similar determination in respect of the Series A Preferred Stock), the Company may pay to the holders of the Series C Preferred Stock, in lieu of the scheduled quarterly cash dividend payable on each of April 1, 2006, July 1, 2006, October 1, 2006, January 1, 2007, April 1, 2007, July 1, 2007, 2007, October 1,

and January 1, 2008, shares of Series C Preferred Stock having an aggregate liquidation preference equal to the aggregate cash dividend payment due on such date; provided that (a) with respect to any payment in kind for the dividend payments due on April 1, 2006 or July 1, 2006, the quarterly dividend payment will be calculated assuming that the annual dividend rate on the Series C Preferred Stock was 12%, and (b) with respect to any payment in kind for the dividend payments due on October 1, 2006, January 1, 2007, April 1, 2007, July 1, 2007, October 1, 2007, or January 1, 2008 the quarterly dividend payment will be calculated assuming that the annual dividend rate on the Series C Preferred Stock was 14%. The Series C Preferred Stock has a liquidation preference equal to the original issue price, plus any accrued and unpaid dividends. The Series C Preferred Stock is redeemable by the Company, upon 5 days’ prior written notice, for the original issue price of $10 million, plus any accrued and unpaid dividends. The Company is required to redeem the Series C Preferred Stock in full no later than December 9, 2010. With respect to dividends and the liquidation preference, the Series C Preferred Stock ranks senior to all classes of Common Stock, and pari passu with the Series A Preferred Stock and the Company’s Series B Preferred Stock.

Also pursuant to the Exchange Agreement, as described under Item 3, Holdings agreed that, if so determined by the disinterested directors of the Company (and a similar determination is made in respect of the Series C Preferred Stock), the Company may pay to the holders of the Series A Preferred Stock, in lieu of the scheduled quarterly cash dividend payable on each of April 1, 2006 (including a deferral of the dividend in respect of the January 1, 2006 payment date), July 1, 2006, October 1, 2006, and January 1, 2007, additional shares of Series A Preferred Stock having an aggregate liquidation preference equal to the aggregate cash dividend payment due on that date and warrants to purchase the number of shares of Common Stock equal to such scheduled quarterly cash dividend divided by $1.32 per share at an exercise price of $1.32 per share. On January 23, 2006, the Company filed with the Tennessee Secretary of State Amended and Restated Designations of Preferences, Limitations, and Relative Rights of Series A Preferred Stock, a copy of which is attached hereto as Exhibit 99.12, incorporating the foregoing agreement.

In connection with the Exchange Agreement, on January 23, 2006, the Company amended and restated the 2005 Warrant Agreement solely to reflect the exchange of the Note for the Series C Preferred Stock. A copy of the amended and restated 2005 Warrant Agreement is incorporated by reference as Exhibit 99.13 hereto.

This description of the Exchange Agreement, the 2006 Warrant Agreement, the Designation of Preferences for Series C Preferred Stock, the Amended and Restated Designation of Preferences for Series A Preferred Stock and the amended and restated 2005 Warrant Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such documents.

Guarantee of Term B Loan

In the Amended and Restated Credit Agreement, Bank of America agreed to provide to the Company a $2,000,000 revolving credit facility, a $10,000,000 term loan facility and a $6,000,000 term loan facility (the “Term B Loan”). The obligations of the Company under the Term B Loan are guaranteed by The Lightyear Fund, L.P. On January 23, 2006, the Company,

The Lightyear Fund, L.P. and Holdings entered into a side letter regarding the guaranty of The Lightyear Fund, L.P. (the “Guaranty Side Letter”), a copy of which is attached hereto as Exhibit 99.14 and incorporated herein by reference. In the event The Lightyear Fund, L.P. is required to make payments to Bank of America under its guaranty of the Term B Loan and such payments (the “Reimbursement Obligation”) are not repaid by the Company, the Guaranty Side Letter provides that the Company would issue to Holdings the following securities:

•	shares of a newly created Series D preferred stock, no par value, of the Company having an original issue price equal to the aggregate amount of the Reimbursement Obligation, carrying a 10% dividend rate and mandatorily redeemable on the date that is nine months from the date of issue;

•	a closing fee equal to 3.75% of the Reimbursement Obligation; and

•	warrants to purchase up to 66,045 shares of Common Stock at a price of $0.01 per share, such number of shares to be proportionately reduced in the event the Reimbursement Obligation is less than $6,000,000, such warrants to expire on the date that is ten years from their date of issue.

This description of the Guaranty Side Letter does not purport to be complete and is qualified in its entirety by reference to the complete text of such document.

Change in Board of Directors

On February 17, 2006, Lawrence A. Hough was elected by the Company’s Board of Directors to fill a vacancy on the Company’s board of directors. Mr. Hough was nominated by Holdings pursuant to its right to nominate directors under the Securityholders’ Agreement.

Potential Disposition of Securities

On April 26, 2006, the Company filed a registration statement on Form S-1 with the SEC in connection with a proposed secondary public offering. On April 25, 2006, the Company entered into a Redemption and Recapitalization Agreement (the “Redemption Agreement”) with Holdings. A copy of the Redemption Agreement is attached hereto as Exhibit 99.15 and is incorporated herein by reference. The material terms of the Redemption Agreement are described below.

Redemption of Preferred Stock

Pursuant to the Redemption Agreement, upon the closing of the proposed offering, Holdings will surrender to the Company for cancellation all of its outstanding Series A Preferred Stock and Series C Preferred Stock in exchange for an amount equal to the liquidation preference of those shares, which includes all accrued and unpaid dividends. The liquidation preference is estimated to be approximately $32.1 million, assuming an offering closing date of July 1, 2006.

Recapitalization of Warrants

The Redemption Agreement also provides that, upon the closing of the proposed offering, Holdings will surrender for cancellation:

•	the Warrants issued to Holdings in January 2004, which entitle Holdings to purchase 16,000,000 shares of Common Stock at an exercise price of $1.25 per share; and

•	the 2006 Warrants, which entitle Holdings to purchase 767,046 shares of common stock at an exercise price of $1.32 per share.

To recapitalize these warrants, the Company will issue that number of shares of Common Stock equal to 14.9% of the fully diluted Common Stock as of the closing of the proposed offering. For purposes of this calculation under the Redemption Agreement, the fully diluted common stock as of the closing of the offering means:

•	the number of shares of Common Stock issued and outstanding immediately following the closing, excluding shares underlying (A) any shares of preferred stock or warrants still owned by Holdings and (B) the Company’s Series B preferred stock; plus

•	1,060,606 shares of Common Stock, which is the number of shares the Company agreed with Holdings as representing the estimated number of shares the Company is obligated to issue to the former members of Captiva Solutions, LLC under an earnout arrangement in the Company’s Merger Agreement with Captiva; plus

•	the number of shares of common stock allocable to the issued and outstanding options to purchase common stock as of the closing of the proposed offering (for options to purchase up to 7,714,680 shares of common stock), as calculated using the treasury stock repurchase method at the offering price.

Holdings also agreed, for a period of 18 months from the closing with certain limited exceptions, not to offer to sell, contract to sell, or otherwise sell, pledge, dispose of or hedge, directly or indirectly, any of the shares of Common Stock issued to Holdings under the Redemption Agreement.

Redemption and Termination of 2005 Warrants

Holdings will surrender for cancellation the 2005 Warrant to purchase 1,893,940 shares of common stock in exchange for a $1.2 million cash payment. Holdings will also surrender for cancellation the 2005 Warrant to purchase 1,893,939 shares of common stock that becomes exercisable on June 9, 2007.

Covenants; Other Terms

Upon the closing of the proposed offering, all obligations and agreements between Holdings and the Company, including under the Securityholders Agreement, will be terminated,

excluding the obligations associated with the Redemption Agreement. However, under the Redemption Agreement, Holdings will be entitled to a single piggyback registration right during the 18 month restricted period, and thereafter will be entitled to a single demand registration right and unlimited piggyback registration rights, in each case on substantially the same terms as provided in the Securityholders Agreement.

Agreement to Vote

In addition, Holdings has agreed to vote its shares of the Company’s voting stock, prior to the closing of the proposed offering:

•	to approve any proposal required to be made to the Company’s shareholders to facilitate the proposed offering or any other transaction by which the Company raises the equity and/or debt required to consummate the recapitalization of Holdings’ investment;

•	against any proposal made in opposition to, or in competition or inconsistent with, such recapitalization; and

•	against any liquidation or winding up of the Company.

Right of Lightyear to Nominate One Director After Closing

Holdings has agreed that, immediately following the closing of the proposed offering, David Glenn will be the sole director nominated to the Company’s board by Holdings. Accordingly, Thierry Ho will resign from the board immediately following the closing of the proposed offering. Robert A. McCabe, Jr. and Lawrence A. Hough, who were nominated to the board by Holdings but who are not affiliated with Holdings, will continue to serve on the board. The Company will be required to take the actions required under applicable law to cause the board of directors, including any nominating committee, to nominate and elect Mr. Glenn to continue to serve on the board of directors until the earlier of (a) his resignation or (b) the date on which Holdings has disposed of one-third of the shares received by Holdings in connection with the Redemption Agreement. If Mr. Glenn dies, becomes disabled, retires, resigns or is removed (with or without cause) from the board before the termination of Holdings’ rights to nominate him to the board, Holdings may designate another individual to be elected to fill the vacancy created by his departure from the board.

Conditions to Closing of Recapitalization

Unless Holdings waives these conditions in writing, the recapitalization will close when all of the following events have occurred:

•	the Company shall have repaid all principal and accrued interest under the Amended and Restated Credit Agreement, including Tranche B;

•	the Company shall have obtained Bank of America’s release of The Lightyear Fund, L.P. from its guarantee of $6.0 million of the Company’s credit facility;

•	the Company’s special committee, with input and advice from management and from Friedman, Billings, Ramsey & Co., Inc., shall have selected a co-managing underwriter for the offering;

•	the Company shall have entered into an agreement with Holdings that allows Holdings to qualify its investment in the Company as a “venture capital investment” as defined under federal regulations;

•	the Company shall have provided irrevocable notice to redeem its Series B preferred stock; and

•	at the time that these conditions have been satisfied, there shall be existing no material shareholder litigation pending in connection with the offering or the Redemption Agreement naming as defendants Holdings or any of the directors nominated by Holdings.

This description of the Redemption Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such document.

6. ITEM 7 OF THE SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED TO ADD THE FOLLOWING INFORMATION:

Item 7. Material to be Filed as Exhibits.

Exhibit 99.10	Exchange Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on January 26, 2006)

Exhibit 99.11	Designation of Terms and Preferences, Series C Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on January 26, 2006)

Exhibit 99.12	Amended and Restated Designation of Terms and Preferences, Series A Preferred Stock (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed on January 26, 2006)

Exhibit 99.13	Amended and Restated 2005 Warrant Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on January 26, 2006)

Exhibit 99.14	Guaranty Side Letter (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on January 26, 2006)

Exhibit 99.15	Redemption Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 26, 2006)

Exhibit 24.2	Limited Power of Attorney

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: May 23, 2006

LIGHTYEAR PBI HOLDINGS, LLC

By:	/s/ Timothy J. Kacani
	Name:	Timothy J. Kacani
	Title:	Manager

THE LIGHTYEAR FUND, L.P.

By:	Lightyear Fund GP, LLC,
its general partner’

By:	Marron & Associates, LLC,
its managing member

By:	/s/ Timothy J. Kacani
	Name:	Timothy J. Kacani
Authorized Person

THE LIGHTYEAR CO-INVEST PARTNERSHIP, L.P.

By:	Lightyear Fund GP, LLC,
its general partner

By:	Marron & Associates, LLC,
its managing member

By:	/s/ Timothy J. Kacani
	Name:	Timothy J. Kacani
Authorized Person

LIGHTYEAR FUND GP, LLC

By:	Marron & Associates, LLC, its managing member

By:	/s/ Timothy J. Kacani
	Name:	Timothy J. Kacani
Authorized Person

MARRON & ASSOCIATES, LLC

By:	/s/ Timothy J. Kacani
	Name:	Timothy J. Kacani
Authorized Person

DONALD B. MARRON, an individual

/s/ Timothy J. Kacani
Timothy J. Kacani, Attorney-in-Fact